Exhibit 99.1

Ayr Wellness Announces Agreement to Sell Arizona Assets and Option to Acquire Ohio Dispensary Licenses

MIAMI, February 9, 2023 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), has signed a Definitive Agreement to sell Blue Camo, LLC, (“Blue Camo”) which comprises the Company’s Arizona assets, to AZ Goat, LLC (“AZ Goat” or the “Buyer”), a group consisting primarily of the former owners of Blue Camo, who sold the business to Ayr in Q1 2021. The sale includes three Oasis-branded dispensaries in the greater Phoenix area, a 10,000 sq. ft. cultivation and processing facility in Chandler, an 80,000 sq. ft. cultivation facility in Phoenix, and Willcox OC, LLC, a joint venture developing an outdoor cultivation facility.

Ayr is to receive consideration of $20 million in cash, with additional cash proceeds from net working capital to be received within six months of closing the transaction. In addition, the Buyer intends to assume lease obligations that will result in the elimination of approximately $15 million in long-term lease liabilities for Ayr. In a separate arrangement, all potential earn-out contingent consideration and debt outstanding related to the Q1 2021 purchase of Blue Camo are to be eliminated, reducing Ayr’s long-term debt by $22.5 million. The sale is subject to certain closing conditions and regulatory approvals, with an anticipated closing in H1 2023.

When Ayr acquired Blue Camo in Q1 2021, total purchase consideration included approximately $9.5 million in cash, 4.6 million Ayr shares, and $22.5 million in net adjusted seller notes.

“Ayr’s proposed sale of Arizona assets represents the latest in a series of optimizations focused on simplifying our business and prioritizing existing and future markets where we can build depth,” said David Goubert, President at Ayr. “Today’s action allows Ayr to focus on key markets for growth and profitability, adds cash to our balance sheet and reduces outstanding debt.”

Today, Ayr also announces that it has entered option agreements that provide Ayr with the future ability to acquire 100% of the equity interests of two entities each provisionally licensed to operate a medical marijuana dispensary in Ohio—one from Daily Releaf, LLC (“Daily Releaf”), and one from Heaven Wellness, LLC (“Heaven Wellness”). Daily Releaf’s dispensary location is in Riverside, Ohio, part of the Dayton Metropolitan Area. Heaven Wellness’s dispensary location is in Clermont County, part of the Greater Cincinnati area. Neither location is operational at this time.

“Ayr is excited to invest further into the Ohio market and looks forward to establishing a fully vertical presence once permissible under Ohio regulations,” said Mr. Goubert. “The two dispensaries will complement our footprint in the state, where our ~58,000 sq. ft. cultivation facility is expected to post its first sales this quarter. We look forward to introducing Ohio patients to the Ayr customer experience and high-quality products across all allowable form factors, while acting as a Force for Good in the communities we serve.”

In addition to the option agreements, the Company has also entered into a Support Services Agreement (the “SSA”) and a Working Capital Loan Agreement with the Daily Releaf and Heaven Wellness cannabis dispensaries (Collectively the “Ohio Agreements”). The Ohio Agreements are subject to ongoing compliance with Ohio law and the jurisdiction of the State of Ohio Board of Pharmacy including variance approval for the loan agreement funds which has not been granted at this time.

To learn more about Ayr Wellness or to locate your nearest dispensary, visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

T: (786) 885-0397

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com